WHITEMARSH CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
(Confidential Pursuant to Rule 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020**   AND ENDING **12/31/2020**

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Whitemarsh Capital Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Whitemarsh Court

(No. and Street)

Marlton	**New Jersey**	**08053**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & CO LLP

(Name – *if individual, state last, first, middle name*)

C-7/ 227 Sector 7, Rohini	**New Delhi**	**India**	**110085**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Granville A. Ungerleider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitemarsh Capital Advisors LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

TANYA SARPAL
Notary Public
State of New Jersey
My Commission Expires Feb. 03, 2022
I.D.# 50054284

02/19/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITEMARSH CAPITAL ADVISORS LLC

December 31, 2020

CONTENTS

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Whitemarsh Capital Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Whitemarsh Capital Advisors LLC (the "Company") as of December 31, 2020 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



AJSH & Co LLP

We have served as the Company's Auditor since 2015.

New Delhi, India
February 24, 2021

WHITEMARSH CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$	33,947
Accounts Receivable		-
Prepaid expenses		1,209
Total assets		35,156

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commissions payable	14,290
Accrued expenses	4,600
Total liabilities	18,890

Member's Equity

Member's Capital	24,942
Current earnings	(8,676)
Total member's equity	16,266
Total liabilities and members' equity	$ 35,156

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS LLC

Statement of Income

for the Year Ended December 31, 2020

REVENUES:

Referral Fees	$	51,236
Other income		4,300
Total Revenue		55,536

EXPENSES:

Commission Expense	51,236
Professional and consulting fees	8,530
Regulatory fees and expenses	2,966
Other expenses	1,480
Total Expenses	64,212

NET INCOME (LOSS)	$	(8,676)

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2020

	Member's Capital
Balance, January 1, 2020	$ 14,615
Net Income(Loss)	(8,676)
Member's Capital Contributions	10,327
Member's Capital Withdrawals	-
Balance, December 31, 2020	$ 16,266

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS LLC

Statement of Cash Flows

for the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (8,676)
Adjustments to reconcile net income to net cash		
used in operating activities:		
Accounts Receivable	2,150	
Prepaid expenses	20	
Commissions payable	5,609	
Accrued expenses	(750)	
Total adjustments		7,029
Net cash used in operating activities		(1,647)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contribution		10,327
Member's withdrawals		-
Net cash provided by financing activities		10,327
DECREASE IN CASH		8,680
CASH AT BEGINNING OF THE YEAR		25,267
CASH AT END OF THE YEAR		$ 33,947

The accompanying notes are an integral part of these financial statements

1. Organization and nature of business

Whitemarsh Capital Advisors LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a successor of Stephen L. Schechter & Co. Inc. and organized in the State of New Jersey on November 2, 2007.

The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073. The Company does not hold or carry customer funds or securities

2. Significant Accounting Policies

Basis of Presentation
The Company concentrates on private placements of securities and advisory services. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
The Company prepares its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

A.   Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed

Revenue Recognition Continued

on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees; M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services, rebates from exchanges/ECN and ATS; 12b-1 fees, Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or form '40 Act companies and networking fees form '40 Act companies.

C.   Changes in Accounting Policy:

The Company complies with Topic 606" Revenue from Contracts with Customers"

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an

Fair Value Measurement Continued

orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2020, the Company reported cash, accounts receivable, prepaid expenses and accounts payable, and accrued liabilities at carrying values that approximate fair values because of the short maturity.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses at December 31, 2020 includes $1,166 paid in advance to FINRA as annual renewal membership fees for 2021 and $43 relating to insurance premium paid for January 2021.

4. Accrued Expenses and Commissions Payable

Accrued expenses at December 31, 2020 consists of audit fees of $2,500 and consulting fees of $2,100 payable to Manzo Consulting Group, LLC. In addition, at December 31, 2020, the Company owed commissions payable of $14,290 to its majority member.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

5. Net Capital Requirements Continued

exceed 15 to 1. At December 31, 2020, the Company had net capital of $15,057 which was $10,057 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1.

6. Income tax

For Income tax purposes, the Company has elected to be taxed as partnership. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

The Company pays professional consulting services of $500 per month. The term is based on month by month.

9. Related Party Transactions

During the twelve months ended December 31, 2020, the majority member paid expenses of $10,327 on behalf of the Company which were converted to capital contributions.

At December 31, 2020, the Company owed its majority member a commission payable of $14,290.

10. Subsequent events:

Management has evaluated subsequent events through February XX, 2021, the date the financial statements were available to be issued and no further information is required to be disclosed.

11. Recent Accounting Pronouncements

ASU 2018-14-Fair Value Measurement

In August 2018, the FASB issued ASU 2018-14, regarding ASC Topic 820 "Fair Value Measurement". Effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after

11. Recent Accounting Pronouncements Continued

ASU 2018-14-Fair Value Measurement

December 15, 2019. The amendment on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The adoption of this guidance did not have a material impact on our financial statements.

There were no other new accounting pronouncements relevant for the year ended December 31, 2020 that we believe would have a material impact on our financial position or results of operations.

12. Risk and Uncertainties

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19) as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

Schedule I

WHITEMARSH CAPITAL ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

NET CAPITAL		
Total partners' equity		$ 16,266
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		16,266
Deductions:		
Nonallowable assets		
Other assets		
Prepaid expenses	1,209	1,209
		15,057
Net capital before haircuts on securities positions		
Haircuts on securities		
Other securities	0	0
NET CAPITAL		$ 15,057
AGGREGATE INDEBTEDNESS		
Other payable and accrued expenses, and others	18,890	18,890
Total aggregate indebtedness		$ 18,890
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		1,259
Minimum dollar required:		$ 5,000
Excess net capital		$ 10,057
Net capital less greater of 10% of aggregate indebtedness		
or 120% of minimum dollar amount		$ 9,057
Ratio: Aggregate indebtedness to net capital		1.25 to 1

Schedule I (cont.)

WHITEMARSH CAPITAL ADVISORS LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2020)

There is no material difference between the net capital computation as reported on Whitemarsh Capital Advisors LLC FOCUS report - Part IIA as of December 31, 2020

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report	$	15,057
Adjustments: Decrease in Liabilities		-
Net capital per above	$	15,057

WHITEMARSH CAPITAL ADVISORS, LLC
December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073



AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Whitemarsh Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Whitemarsh Capital Advisors, LLC's Exemption Report, in which (1) Whitemarsh Capital Advisors, LLC identified the following provisions of 17 C.F.R. under which the Company claimed an exemption from 17 C.F.R. §240.17a-5 under footnote 74 of 17a-5 (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a-5 under the Securities Exchange Act of 1934.

AJSH & Co.

AJSH & Co LLP

New Delhi, India
February 24, 2021

Whitemarsh Capital Advisors, LLC
Exemption Report
December 31, 2020

Whitemarsh Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and business advisory services relating to corporate finance transactions.

(3) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

(4) The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

(5) The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020.

Whitemarsh Capital Advisors, LLC

I, Granville A Ungerleider, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Granville A.Ungerleider, CEO

February 24, 2021